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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 WAVERLY, INC.
                           (Name of Subject Company)

                                 WAVERLY, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $2.00 per share
                         (Title of Class of Securities)

                                   943614107
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             EDWARD B. HUTTON, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             351 WEST CAMDEN STREET
                           BALTIMORE, MARYLAND 21201
                                 (410) 528-4000

                 (Name, Address and Telephone Number of Person
   Authorized to Receive Notice and Communications on Behalf of the Person(s)
                               Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                             MICHAEL P. ROGAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                          WASHINGTON, D.C. 20005-2111
                                 (202) 371-7000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Waverly, Inc., a Maryland corporation (the "Company"), and the address of the principal executive offices of the Company is 351 West Camden Street, Baltimore, Maryland 21201. The title of the class of equity securities to which this statement relates is the common stock, par value $2.00 per share (the "Company Common Stock" or the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF NEWCO.

    This statement relates to the tender offer by MP Acquisition Corp., a Maryland corporation ("Newco"), an indirect wholly owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 18, 1998 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $39.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 10, 1998 (the "Merger Agreement"), by and among Parent, Newco and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Newco will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of Parent and Newco are c/o Wolters Kluwer United States Inc., 161 North Clark Street, 48th Floor, Chicago, Illinois 60601.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as described in this Item 3(b) or under the captions "Certain Transactions," "Executive Compensation," "Option Grants in the Last Fiscal Year," "Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values," and "Defined Pension Benefit Plan" in pages 9 through 14 of the Company's Proxy Statement, dated March 25, 1997, which pages are filed as
Exhibit 2 to this Schedule 14D-9 and incorporated herein by reference, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Newco or their respective officers, directors or affiliates. SEE Item 5 for a description of a letter agreement dated November 4, 1997, between the Company and David J. Callard, a director of the Company (the "Callard Letter Agreement").

ARRANGEMENTS WITH PARENT, NEWCO OR THEIR AFFILIATES

    CONFIDENTIALITY AGREEMENT

    The following is a summary of certain material provisions of the Confidentiality Agreement, dated December 5, 1997, between the Company and Parent (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

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    The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent. Parent has agreed in the Confidentiality Agreement that for a period of three years from the date thereof, without the prior written consent of the Company, neither it nor any of its affiliates will, among other things, acquire or offer or agree to acquire, directly or indirectly, any securities or assets of the Company or any successor or affiliate of the Company or propose any tender or exchange offer, merger or other business combination involving the Company, "solicit" any "proxies" (as those terms are used in the rules of the Securities and Exchange Commission (the "Commission")) or seek to influence the management, policy or conduct of the business affairs of the Company. Parent further agreed that, for a period of two years from the date of the Confidentiality Agreement, neither Parent nor any of its affiliates will, without the written consent of the Company, solicit the employment of any employee of the Company or any of its affiliates with whom Parent or its representatives had contact during the negotiations and investigations in connection with a possible transaction between Parent and the Company.

    THE MERGER AGREEMENT

    The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer not later than the fifth business day from the public announcement of the execution of the Merger Agreement. The Merger Agreement also provides that Newco cannot amend or waive the Minimum Condition (as defined below) or decrease the Offer Price or the number of Shares sought, change the form of consideration to be paid pursuant to the Offer, amend any other term or condition of the Offer in any manner adverse to the holders of Shares or extend the expiration date of the Offer without the prior written consent of the Company. Notwithstanding the foregoing provisions, Parent has agreed to cause Newco to extend the Offer at any time up to six (6) months from the date of the Merger Agreement in periods of ten business days for each such extension, if, and to the extent that, at the initial expiration date of the Offer, or any extension thereof, all conditions to the Offer have not been satisfied or waived.

    The obligation of Newco to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that there will be validly tendered and not withdrawn a number of Shares which, together with any Shares beneficially owned by Parent or Newco, represent at least two-thirds of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). In addition, Newco is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate the Offer and not accept for payment any tendered Shares, if (a) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or the antitrust laws of applicable jurisdictions outside the United States, has not expired or been terminated prior to the expiration of the Offer; (b) at any time on or after February 10, 1998, and before the expiration of the Offer any of the following occur: (i) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger by any governmental entity of competent jurisdiction in the United States or other country in which the Company or Parent directly or indirectly has material assets or operations which (A) seeks to prohibit the consummation of the Offer or the Merger, (B) as a result of the Offer or the Merger seeks to restrain or prohibit or impose any material limitations on Parent's or Newco's ownership or operation of all or a material portion of the businesses or assets of the Company and its Subsidiaries (as defined below), taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or compel Parent or any of its Subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the

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Company and its Subsidiaries, taken as a whole, or of Parent and its
Subsidiaries, taken as a whole or requires the Company, Parent or Newco to pay damages that are material in relation to the Company and its Subsidiaries, taken as a whole, (C) seeks to challenge, prohibit, or make illegal the acceptance for payment, payment for or purchase of Shares pursuant to, or consummation of, the Offer or the Merger, (D) seeks to impose material limitations on the ability of Newco or Parent effectively to exercise full rights of ownership of the Shares accepted for payment pursuant to the Offer, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, or (E) seeks to require divestiture by Parent or any of its Subsidiaries or affiliates of any Shares, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted; (ii) there shall be threatened, instituted or pending any action, suit or proceeding by any governmental entity of competent jurisdiction in the United States or any other country in which the Company or Parent directly or indirectly has material assets or operations, that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (A) through (E) above; (iii) there has been since February 10, 1998, any event, occurrence or development or state of circumstances or facts which has had a Company Material Adverse Effect (as defined below); (iv) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate in any material respect as of the date of consummation of the Offer as though made on or as of such date or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case where the failure of such representations and warranties to be true and accurate or the breach, non-performance or non-compliance with such obligations, agreements or covenants, do not, individually or in the aggregate, have a Company Material Adverse Effect; (v) the Merger Agreement shall have been terminated in accordance with its terms; (vi) the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to an Alternative Proposal (as defined below); or (vii) the Board of Directors of the Company (the "Company Board") shall have withdrawn, modified or changed in a manner adverse to Parent or Newco (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Alternative Proposal (as defined below) or the Company Board shall have adopted a resolution to do any of the foregoing, which in the sole judgment of Parent or Newco makes it inadvisable to proceed with the Offer and/or with such acceptance for payment.

    For purposes of the Merger Agreement, "Subsidiaries" means, when used with reference to any entity, any corporation a majority of the outstanding voting securities of which are owned directly or indirectly by such entity. "Company Material Adverse Effect" means any adverse change in the assets, liabilities, financial condition, or results of operations of the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole other than any change or effect arising out of general economic conditions. "Alternative Proposal" means any proposal or offer for a merger, asset acquisition or other business combination involving the Company or any proposal or offer to acquire a significant equity interest in, or a significant portion of the assets of, the Company other than the transactions contemplated by the Merger Agreement. "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Company Board determines in good faith to be more favorable to the Company and its stockholders than the Offer and the Merger (after consultation with the Company's financial advisor).

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, Newco will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Newco or any other wholly owned subsidiary of Parent and Shares owned by the Company as treasury stock) shall be converted into the right to receive the Offer Price, without interest. Each issued and outstanding Share of Newco common stock shall be converted into and become one fully paid and nonassesable share of Common Stock of the Surviving Corporation. The Merger Agreement also

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provides that (i) the directors and officers of Newco immediately prior to the effective time of the Merger (the "Effective Time") will be the initial directors and officers, respectively of the Surviving Corporation; (ii) the Articles of Incorporation of the Company will be the initial Articles of Incorporation of the Surviving Corporation; and (iii) the By-laws of Newco will be the initial By-laws of the Surviving Corporation.

    TREATMENT OF OPTIONS. The Merger Agreement provides that Parent and the Company will take all actions necessary so that immediately prior to the Effective Time, the Company shall pay to the holder of each option to purchase Shares which has been granted under the Company's stock option plans an amount equal to the product of (A) the excess, if any, of the Offer Price over the per share exercise price and (B) the number of Shares subject to such option. Each outstanding option will be cancelled as of the Effective Time.

    DIRECTORS. The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Parent or any of its Subsidiaries which represent at least two-thirds of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as shall give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Newco and any of their affiliates bears to the total number of Shares then outstanding. The Company will take all action necessary to cause Parent's designees to be elected or appointed to the Company Board and to secure the resignations of such number of its incumbent directors as is necessary. The Company will take all action necessary to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company Board of each committee of the Company Board and each board of directors (and committee thereof) of each of the Company's Subsidiaries. Notwithstanding the foregoing, until the Effective Time, the Company will have on the Company Board at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that, subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent will always have its designees represent at least a majority of the entire Company Board.

    The Merger Agreement also provides that from and after the time, if any, that Parent's designees constitute a majority of the Company Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Newco, or any waiver of any condition or any of the Company's rights thereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement, which action shall be deemed to constitute the action of the full Company Board; provided, that, if there are no such directors, such actions may be effected by the unanimous vote of the entire Company Board.

    STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment and purchase of Shares by Newco pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement.

    The Merger Agreement also provides that the Company shall, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and shall (i) obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information

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statement (the "Proxy Statement") to be mailed to its stockholders and (ii)
obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. The Merger Agreement also provides that, subject to the fiduciary obligations of the Company Board, the Company shall include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. The Merger Agreement also provides that, in the event that Parent, Newco or any other Subsidiary of Parent shall acquire at least 90% of the outstanding shares of each class of capital stock of the Company, pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders in accordance with Maryland General Corporation Law (the "MGCL").

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties of one or both of the parties with respect to, among other things, (i) organization, good standing, corporate power and enforceability, (ii) capitalization, (iii) required consents or approvals, (iv) no material misstatements in filings made with the Commission or financial statements, (v) absence of material adverse changes, (vi) no litigation, (vii) tax returns filed and taxes paid, (viii) no liabilities under ERISA, (ix) compliance with environmental laws and regulations, (x) no infringement upon the copyrights or intellectual property of third parties and no infringement by others upon the copyrights or intellectual property held by the parties, (xi) compliance with law, (xii) insurance, (xiii) approvals under the MGCL and the inapplicability of Maryland antitakeover provisions, (xiv) voting requirements,
(xv) employment of investment bankers and financial advisors, (xvi) receipt of fairness opinion from financial advisor, (xvii) confidentiality agreements signed with other parties, (xviii) interim operations of Newco and (xix) sufficiency of funds to consummate the Merger.

    In the Merger Agreement, each of Parent and Newco also (i) acknowledges that none of the Company, its Subsidiaries or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent, Newco or their agents or representatives, and (ii) agrees, to the fullest extent permitted by law, that none of the Company, its Subsidiaries or any of their respective directors, officers, employees, affiliates, agents or representatives shall have any liability or responsibility whatsoever to Parent and Newco on any basis based upon any information provided or made available, or statements made, to Parent or Newco, except that the foregoing limitations shall not apply with respect to representations or warranties of the Company in any reports under the Exchange Act filed by the Company with the Commission or in Article III of the Merger Agreement or in the disclosure schedule delivered by the Company to Parent but always subject to the limitations and restrictions contained in such representations and warranties.

    INTERIM OPERATIONS. In the Merger Agreement, the Company has covenanted and agreed that, among other things, between the date of the Merger Agreement and prior to the time Newco's designees have been elected to, and constitute a majority of, the Company Board, unless Parent otherwise agrees in writing and except as otherwise contemplated by the Merger Agreement, (a) the Company will conduct its operations according to its ordinary and usual course of business consistent with past practice and seek to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it and (b) neither the Company nor any of its Subsidiaries will (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement;

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(ii) redeem, purchase or otherwise acquire or propose to redeem, purchase or otherwise acquire, directly or indirectly, any of its outstanding Shares; (iii) split combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend or make any other actual, constructive or deemed distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such, other than the declaration and payment of regular quarterly cash dividends in accordance with past dividend policy and except for dividends by a direct or indirect wholly owned Subsidiary of the Company; (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its direct or indirect Subsidiaries (other than the Merger); (v) adopt any amendments to its Articles of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any direct or indirect Subsidiary of the Company; (vi) make any material acquisition, by means of merger, consolidation or otherwise, or material disposition, of assets or securities (other than the Merger); (vii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or guarantee any such indebtedness or issue any debt securities or make any loans, advances or capital contributions to, or investments in, any other person other than the Company or any direct or indirect wholly owned Subsidiary of the Company; (viii) grant any material increases in the compensation of any of its directors, officers or key employees, except in the ordinary course of business and in accordance with past practice, provided, however, that the Company will be entitled to pay, prior to the Effective Time, bonuses with respect to 1997 pursuant to the Company's Incentive Plan; (ix) enter into any new or amend any existing employment or severance or termination agreement with any director or officer of the Company; (x) except as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder; (xi) take, or agree to take, any action that would make any representation or warranty of the Company in the Merger Agreement inaccurate at the Effective Time (except for representations and warranties which speak as of a particular date, which need be accurate only as of such date) or omit, or agree to commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at the Effective Time, provided however that the Company will be permitted to take or omit to take such action which can be cured, and in fact is cured, at or prior to the Effective Time or take, any action that would result in, or is reasonably likely to result in, any of the conditions of the Merger set forth in Article VI of the Merger Agreement not being satisfied;
(xii) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    ALTERNATIVE PROPOSALS. Pursuant to the Merger Agreement, the Company has agreed that it (a) will not, and will cause its officers, directors, employees, representatives and agents not to, initiate, solicit or encourage, directly or indirectly, any Alternative Proposal or engage in any negotiations or enter into any agreement or provide any confidential information or data to any person in connection with or relating to any Alternative Proposal; (b) will immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Alternative Proposal; and (c) will notify Parent as soon as practicable if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations and/or discussions are sought to be initiated or continued with, the Company. Notwithstanding the foregoing, nothing in such provision shall require the Company Board on behalf of the Company to act, or refrain from acting, in any manner which, in the opinion of the Company Board after consultation with its counsel, could reasonably be deemed inconsistent with its fiduciary duties to the Company's stockholders under applicable law.

    DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION. The Merger Agreement provides that (a) from and after the consummation of the Offer, Parent will, and will cause the Company (or the Surviving Corporation if after the Effective Time) to, indemnify, defend and hold harmless any current or

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former officer or director of the Company (the "Company Indemnified Party") and
its Subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorney's fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries, and to the extent that any such Claim pertains to any matter or fact arising out of any act or omission prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under applicable law or the Company's Articles of Incorporation, By-laws or indemnification agreements in effect on the date of the Merger Agreement or otherwise as permitted by contract, including provisions relating to advancement of expenses incurred in the defense of any action or suit. Without limiting the foregoing, in the event any Company Indemnified Party becomes involved in any capacity in any Claim, then from and after consummation of the Offer, Parent shall, or shall cause the Company (or the Surviving Corporation if after the Effective Time) to, periodically advance to such Company Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Company Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Company Indemnified Party is not entitled thereto; (b) Parent and the Company agree that all rights to indemnification and all limitations on liability existing in favor of the Company Indemnified Party as provided in the Company's Articles of Incorporation and By-laws as in effect as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with the MGCL; provided, that, in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; (c) Parent shall cause to be maintained in effect for the Indemnified Parties (as defined below) for not less than six years after the Effective Time policies of directors' and officers' liability insurance and fiduciary liability insurance with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) providing substantially the same coverage and containing terms and conditions which are no less advantageous, in any material respect, to those currently maintained by the Company for the benefit of the Company's present or former directors, officers, employees or agents covered by such insurance policies prior to the Effective Time (the "Indemnified Parties"); and (d) in the event Parent or Newco or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and Newco assume the obligations set forth above and none of the actions described in clauses (i) or
(ii) shall be taken until such provision is made.

    EMPLOYEES. The Merger Agreement provides that, (a) Parent agrees that individuals who are employed by the Company and its Subsidiaries immediately prior to the Effective Time shall be employees of the Company and its Subsidiaries as of the Effective Time (each such employee, an "Affected Employee" and together with all former employees of the Company and its Subsidiaries "Company Employees"); (b) Parent will, or will cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility and vesting, and determination of the level of benefits under any employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any Subsidiary of Parent for such Affected Employees' service with the Company or any Subsidiary of the Company to the same extent recognized by the Company immediately prior to the Effective Time; (c) Parent will, or will cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Company Employees immediately prior to the Effective Time, and (ii) provide each Company Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time; (d) Parent agrees that until December 31, 2000, the coverage and benefits provided to Affected Employees pursuant to employee benefit plans or arrangements maintained by Parent, the Surviving Corporation, or any Subsidiaries of Parent shall be, in the aggregate, not less favorable than those provided to such employees immediately prior to the Effective Time determined in accordance with benefits set forth in the Merger Agreement, and after December 31, 2000, Parent agrees to provide such coverage and benefits, in the aggregate, at least as favorable to the Affected Employees as the coverage and benefits provided to Parent's employees and, without limiting the generality of the foregoing, Parent agrees to honor, or to cause the Surviving Corporation to honor, until December 31, 2000, the severance policy of the Company as in effect as of the Effective Time;
(e) through December 31, 2000, Parent agrees to provide, or to cause the Surviving Corporation to provide to each currently retired Company Employee and each Company Employee who has retired prior to December 31, 2000 (the "Retired Employees") certain employee benefits (other than stock options). The Merger Agreement further provides that from December 31, 2000 until December 31, 2002, Parent agrees to continue to provide or to cause the Surviving Corporation to provide to the Retired Employees the post-retirement medical insurance premium percentage subsidy which each such Retired Employee is receiving as of December 31, 2000 and that in all other respects, the post-retirement medical benefits available to Retired Employees will be no less favorable than those available to Parent's employees who are eligible for post-retirement medical benefits under its retiree medical benefit plan and that from and after December 31, 2002, Parent will provide the Retired Employees the post-retirement medical coverage provided to employees or former employees of Parent who are eligible for post-retirement medical benefits, treating for all purposes of such coverage the Retired Employee's service with the Company as service with Parent; (f) Parent and the Surviving Corporation agree to honor without modification and assume the employment agreements, executive termination agreements and individual benefit arrangements of the Company, all as in effect at the Effective Time; (g) Parent agrees to advise the employees of the Company, in a written communication issued to the Company Employees as soon as practicable following the date of the Merger Agreement, of Parent's undertakings set forth in this provision; and (h) until December 31, 2000, Parent agrees that there shall be no termination or merger or consolidation of the Waverly, Inc. Pension Plan (the "Pension Plan") and the Pension Plan shall not be amended except as required by applicable law.

    CORPORATE PRESENCE. In the Merger Agreement, Parent and Newco have agreed that the Surviving Corporation shall maintain a substantial operating presence in the City of Baltimore, Maryland, including maintaining a substantial work force and operations in Baltimore for a period of five (5) years following the Effective Time.

    FURTHER ASSURANCES. In the Merger Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. The Merger Agreement provides that the provision of the Merger Agreement governing Directors' and Officers' Insurance and Indemnification is intended to benefit the Company Indemnified Parties, and the provision of the Merger Agreement providing for the maintenance of directors' and officers' liability insurance is intended to benefit the Indemnified Parties and that such provisions shall be binding on all successors and assigns of Parent, Newco, the Company and the Surviving Corporation and shall be enforceable by the Company Indemnified Parties and the Indemnified Parties, as the case may be, after the Effective Time. Parent guarantees the performance by the Surviving Corporation of the obligations pursuant to the above-listed provisions and the performance of the obligations described in the provisions "Employees" and "Corporate Presence" herein.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:
(a) the Merger Agreement shall have been approved and adopted by the requisite vote of the Company's stockholders; (b) there shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated in the Merger Agreement not be consummated or otherwise materially limiting or restricting ownership or the operation of the business of the Surviving Corporation; provided, however, that, prior to invoking such condition each party shall use its reasonable efforts to have any such decree, ruling, injunction or order vacated; (c) subject to the terms and provisions set forth in the Merger Agreement, all governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated thereby shall have been obtained and be in effect at the Effective Time, other than non-material consents, orders or approvals and the waiting periods under the HSR Act and under antitrust laws of applicable jurisdictions outside the United States shall have expired or been terminated. The Merger Agreement further provides that the respective obligations of Parent, Newco and the Company to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by the obligated party, to the extent permitted by applicable law: (a) the representations and warranties of each party set forth in the Merger Agreement shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except for changes permitted by the Merger Agreement and that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date), except in any case where such failures to be true and correct in the aggregate would not have a Company Material Adverse Effect or a Parent Material Adverse Effect (as defined below), as the case may be; (b) each party shall have performed in all material respects all of its respective covenants and agreements under the Merger Agreement theretofore to be performed; and (c) Parent and the Company shall each have received from the other at the Effective Time a certificate dated the Effective Time and executed by the President or a Vice President of either Parent or the Company, as the case may be, certifying to the fulfillment of the conditions set forth in (a) and (b) of this sentence. For purposes of the Merger Agreement, "Parent Material Adverse Effect" means any adverse change in the assets, liabilities, financial condition, or results of operations of Parent or any of its Subsidiaries which is material to Parent or any of its respective Subsidiaries, taken as a whole, other than any change or effect arising out of general economic conditions.

    TERMINATION. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time: (a) by the mutual consent of Parent, Newco and the Company; (b) by either the Company or Parent (i) if the Shares shall not have been purchased pursuant to the Offer on or prior to six (6) months from the execution of the Merger Agreement; provided, however, that a party may not terminate the Merger Agreement pursuant to this clause if such party's failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of Parent or Newco to purchase the Shares on or prior to such date or (ii) if any governmental entity of competent jurisdiction in the United States or other country in which the Company or Parent directly or indirectly has material assets or operations shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their respective reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Company
(i) if prior to the purchase of Shares pursuant to the Offer, (A) the Company Board shall have entered into or shall have publicly announced its intention to enter into an agreement or an agreement in principle with respect to any Alternative Proposal that the Company Board determines, in good faith after consultation with its financial advisors, is a Superior Proposal; (B) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Newco its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended a Superior Proposal or shall have executed, or shall have announced its intention to enter into, an agreement in principle or definitive agreement relating to a Superior Proposal with a person or entity other than Parent, Newco or their affiliates (or the Company Board resolves to do any of the foregoing); (C) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Newco or any affiliate thereof) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of a majority of the outstanding Shares, or
(D) any representation or warranty made by Parent or Newco in the Merger Agreement shall not have been true and correct in all material respects when made, or Parent or Newco shall have failed to observe or perform in any material respect any of its material obligations under the Merger Agreement; provided that prior to exercising such right of termination, the Company shall give prompt written notice to Parent of such misrepresentation or breach of warranty or failure to observe or perform; provided, further, that the Company shall not have such right of termination if the condition resulting in such misrepresentation or breach of warranty or failure to observe or perform is cured; (ii) if Parent or Newco shall have terminated the Offer, or the Offer shall have expired, without Parent or Newco, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to such provision if the Company is in material breach of the Merger Agreement; or (iii) if Parent, Newco or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to such provision if the Company is in material breach of the Merger Agreement; or (d) by Parent or Newco
(i) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to the Offer, Parent, Newco, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided that Parent may not terminate the Merger Agreement pursuant to such provision if Parent or Newco is in material breach of the Merger Agreement; (ii) prior to the purchase of shares of Company Common Stock pursuant to the Offer, if (A) the Company shall have received any Alternative Proposal which the Company Board has determined is a Superior Proposal; (B) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Newco its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Alternative Proposal or shall have executed, or shall have announced its intention to enter into, an agreement in principle or definitive agreement relating to an Alternative Proposal with a person or entity other than Parent, Newco or their affiliates (or the Company Board resolves to do any of the foregoing); (C) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Newco or any affiliate thereof) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of more than one-third of the outstanding Shares, or (D) any representation or warranty made by the Company in the Merger Agreement shall not have been true and correct in all material respects when made, or the Company shall have failed to observe or perform in any material respect any of its material obligations under the Merger Agreement; provided that prior to exercising such right of termination, Parent and Newco shall give prompt written notice to the Company of such misrepresentation or breach of warranty or failure to observe or perform; provided, further, that Parent and Newco shall not have such right of termination if the condition resulting in such misrepresentation or breach of warranty or failure to observe or perform is cured.

    EFFECT OF TERMINATION; TERMINATION FEE. The Merger Agreement provides that if Parent or Newco terminates the Merger Agreement pursuant to the provisions described in clauses (d)(ii) (A), (B) and (C) under "Termination" above, then immediately following such termination, the Company shall pay to Parent $10,000,000 in full satisfaction of the obligations of the Company under the Merger Agreement. Nothing contained in such provision shall relieve any party from liability for fraud or for willful breach of the Merger Agreement.

    Except as set forth above, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

    AMENDMENT. The Merger Agreement provides that after approval of the Merger Agreement by the stockholders of the Company, no amendment shall be made which reduces or changes the consideration payable in the Merger or adversely affects the rights of the Company's stockholders without the approval of such stockholders.

  STOCK OPTION AND TENDER AGREEMENT

    Concurrently with the execution of the Merger Agreement, Parent and Newco entered into a Stock Option and Tender Agreement (the "Stock Option Agreement") with certain stockholders of the Company listed on Schedule I thereof (the "Stockholders") with respect to Shares owned by such Stockholders. The following summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Option Agreement which is attached as Exhibit 4 hereto and is incorporated by reference.

    Pursuant to the Stock Option Agreement the Stockholders have agreed to tender their Shares in the Offer and have granted Parent an option (the "Stock Option") to purchase 5,338,680 Shares (representing an aggregate of approximately 53.3% of the Shares outstanding as of February 10, 1998 on a fully diluted basis) owned by such holders at a purchase price equal to the Offer Price. The Stock Option may be exercised by Parent or Newco if (i) the Offer is terminated by Parent or Newco because (A) the Company shall have entered into a definitive agreement or an agreement in principle for an Alternative Proposal or
(B) the Company's Board of Directors shall have withdrawn, modified or changed in a manner adverse to Parent or Newco its recommendation of the Offer, the Merger Agreement or the Merger or recommended an Alternative Proposal or resolved to do any of the foregoing, or (ii) if the Offer expires without the purchase of Shares thereunder when either (x) the Minimum Condition was not satisfied or (y) the occurrence of circumstances in subclauses (i)(A) and (B) of this sentence, in each case without any violation of the Offer or the Merger Agreement by Parent or Newco. Parent may also exercise the Stock Option if the Company terminates the Merger Agreement for the reasons described in clauses
(c)(i)(A) and (c)(i)(B) under "The Merger Agreement -- Termination" above. The Stock Option may be exercised during the period (the "Exercise Period") commencing on the date the Offer is terminated or expires, as described above, and ending the on the date six months and one day thereafter.

    The delivery of the Shares subject to the Stock Option is conditioned upon
(i) the waiting periods under the HSR Act expiring or terminating and (ii) there being no order of a court of competent jurisdiction restricting or prohibiting the exercise of the Stock Option or the delivery of the Shares thereunder.

    Pursuant to the Stock Option Agreement, the Stockholders have agreed to vote all Shares held by such Stockholders (i) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and (ii) against any action or agreement that would result in a material breach of a covenant, representation or warranty or other obligation of the Company under the Merger Agreement and (iii) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger.

    Pursuant to the Stock Option Agreement, each Stockholder has also agreed that if the Merger Agreement is terminated by the Company prior to the purchase of Shares in the Offer because the Company Board has (i) entered into an Alternative Proposal that it determines is a Superior Proposal or (ii) withdrawn, modified or changed in a manner adverse to Parent or Newco its approval of the Offer, the Merger Agreement or the Merger, then such Stockholder shall, (A) participate in all meetings of stockholders, (B) vote the Shares legally or beneficially owned by such Stockholder to enlarge the Company Board to provide Parent with a majority of the Company Board, (C) not vote any such Shares in favor of actions requiring stockholder approval described in Section 5 of the Merger Agreement and (D) use its reasonable efforts as a stockholder to prevent actions prohibited by Section 5 of the Merger Agreement.

    Each of certain Stockholders listed on Schedule II of the Stock Option Agreement have agreed that during the Exercise Period in the event that such Stockholder has breached the voting agreements described above, such Stockholder shall be deemed to have granted Parent proxies to vote his or her Shares, except that Parent shall not have the right to vote to reduce the Offer Price or the Merger Consideration or to amend or modify the Merger Agreement or reduce the rights or benefits of the Company or any stockholders of the Company under the Offer or the Merger Agreement or reduce the obligations of Parent or Newco thereunder. The Stock Option Agreement provides that such proxies terminate if
(x) the Offer expires or terminates without any Shares being purchased thereunder in violation of the Offer or the Merger Agreement or (y) Parent or Newco is in violation of the Stock Option Agreement.

    The Stock Option Agreement provides that except for the Stock Option, the Stock Option Agreement terminates on the date the Merger Agreement terminates.

  WOLTERS KLUWER GUARANTEE

    In connection with and pursuant to the Merger Agreement, Wolters Kluwer nv, a corporation organized under the laws of The Netherlands ("Wolters Kluwer") and the ultimate parent of Parent and Newco, has agreed to unconditionally guarantee the payment obligations of Parent and Newco under the Merger Agreement pursuant to a letter agreement between Wolters Kluwer and the Company dated February 11, 1998, a copy of which is filed herewith as Exhibit 5.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE COMPANY BOARD

    The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

    A letter to the Company's stockholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 6 and 7, respectively, and are incorporated herein by reference.

    (b) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

    Over the past decade, a number of larger publishing companies have approached the Company to explore a possible business collaboration, joint venture or acquisition of the Company. The Company's management regularly reported such expressions of interest to the Company Board and the Company Board agreed with management and the preference of the Passano family, the original founding family of the Company (who together with its associates beneficially own in the aggregate approximately 57.3% of the outstanding Shares), for remaining independent. As a result of both (1) developments relating to the medical publishing industry as well as (2) the desire of members of the Passano family to achieve the value inherent in their investment in the Company, the Company's management reviewed a range of strategic alternatives to enhance stockholder value at several meetings with investment bankers in August and September 1997. The strategic alternatives considered included, among others, possible acquisitions, a potential venture involving one major business unit and the potential sale of the Company. On September 30, 1997, the Company retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") to assist in this strategic review. The result of this review was the decision by management to recommend that the Company initiate a process to explore the sale of the entire equity interest in the Company through an auction process (the "Auction Process").

    On October 24, 1997, Morgan Stanley made a presentation to the Company Board. Morgan Stanley identified and reviewed a list of leading candidates that might be expected to have an interest in potentially purchasing the Company, outlined a description of the Auction Process and presented a preliminary timetable for a potential transaction. At the October 24, 1997 meeting of the Company Board, the Company Board approved the Auction Process.

    On November 5, 1997, the Company issued a press release to announce that the Company Board had initiated the Auction Process. The press release stated the Company Board believed that the Auction Process would greatly benefit stockholders. The press release also noted that the Company would seek a buyer who would demonstrate commitment to the Company's employees and maintain a substantial operating presence in Baltimore.

    Throughout November and early December 1997, the Company, through Morgan Stanley and its legal counsel, negotiated and executed confidentiality agreements with parties that expressed an interest in participating in the Auction Process. The Company entered into confidentiality agreements with 14 parties.

    After a party executed a confidentiality agreement, such party was provided with a "Confidential Offering Memorandum" prepared by Morgan Stanley for use in evaluating a possible transaction with the Company. The Confidential Offering Memorandum included information concerning the history of the Company, a business overview and financial information. Parties receiving the Confidential Offering Memorandum were instructed to submit a preliminary indication of interest to Morgan Stanley by December 17, 1997. The preliminary indication of interest was to include, among other things, a non-binding indication of the amount and form of consideration the submitting party would be prepared to pay for the common equity of the Company, the source of financing of the potential transaction and any contingencies thereto, and plans for the Company's employees and corporate presence in Baltimore.

    On December 17, 1997, Morgan Stanley received six preliminary indications of interest. After consulting with Morgan Stanley, the Company's management selected four of those parties submitting preliminary acquisition proposals to continue in the Auction Process.

    At various times throughout January, 1998, each of the four parties invited to participate in the second stage of the Auction Process made trips to Baltimore to conduct a due diligence review of the Company, which included presentations by the management of the Company and a detailed review of Company documents. In addition, on separate occasions, the Company and Morgan Stanley met with each of the four parties to discuss the sale of the Company pursuant to the Auction Process.

    On January 19, 1998, Morgan Stanley sent to the four parties selected to continue in the Auction Process a letter (the "Bid Procedures Letter") governing further procedures for the Auction Process and a form of the Agreement and Plan of Merger. The parties were invited to submit a firm written offer to acquire the Company (a "Proposal") and were instructed to submit Proposals by February 4, 1998. The Bid Procedures Letter identified which factors the Company would use in evaluating Proposals and instructed the parties to include in the Proposal the specific amount of consideration offered per share. Each party was asked to mark changes in a form of the Agreement and Plan of Merger which had been prepared by the Company and include in the Proposal a statement that such party would be prepared to execute the Agreement and Plan of Merger (with any proposed modifications) in the form submitted. Pursuant to the Bid Procedures Letter, submission of a Proposal constituted an agreement to be bound by the terms set forth therein.

    On February 4, 1998, the Company, Morgan Stanley and the Company's legal counsel had several discussions to evaluate the responses received from the potential purchasers. After lengthy discussions on the evening of February 4th and the morning of February 5th, the Company concluded that the Proposal submitted by Parent which included a proposed form of Stock Option Agreement (the "Parent Proposal") appeared to be the most favorable to the Company and its stockholders, both as to price and other terms, and authorized Morgan Stanley to begin tentative negotiations with Parent and its financial advisors.

    On the afternoon of February 5, 1998, Morgan Stanley discussed the Parent Proposal with Parent's financial advisor. On the evening of February 5th, the Company, Morgan Stanley and the Company's legal counsel discussed the merits of the Parent Proposal and the results of Morgan Stanley's negotiations with Parent and its financial advisors. At the conclusion of this discussion, the Company determined to enter into exclusive negotiations with Parent through their respective financial and legal advisors. On the morning of February 6, 1998, representatives of the Company spoke with representatives of Parent regarding certain matters related to the transaction.

    From February 6th through the morning of February 10th, 1998, the Company's legal counsel and legal counsel for Parent had lengthy negotiations concerning the Merger Agreement and the Stock Option Agreement.

    On February 10, 1998, the Company Board met to consider the Merger Agreement and transact other business. Morgan Stanley made a presentation to the Company Board outlining the results of the Auction Process and reviewing the details of the Parent Proposal. Thereafter, the Company Board unanimously approved the Merger Agreement. One director was absent from the meeting and he subsequently advised the Company Board that he approves the Merger Agreement.

    On the evening of February 10, 1998, the Company, Parent and Newco entered into the Merger Agreement and Parent, Newco and the Stockholders entered into the Stock Option Agreement.

    On February 11, 1998, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and Wolters Kluwer executed the Guarantee. A copy of the press release is filed herewith as Exhibit 7.

    On February 18, 1998, Parent commenced the Offer.

    In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors including:

         1. The presentations and views expressed by management of the Company (at the meeting of the Company Board held on February 10, 1998, and at previous meetings of the Company Board) regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of the Company if it remained independent; (b) the strategic alternatives available to the Company; (c) the fact that in view of the discussions held with various parties, as well as the Auction Process conducted, the management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger; and (d) the recommendation of the Merger by the management of the Company.

         2. The presentation of Morgan Stanley at the meeting of the Company Board held on February 10, 1998, and the opinion of Morgan Stanley, expressed orally at the February 10, 1998 meeting (and subsequently confirmed in writing), to the effect that, as of February 10, 1998, the consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the Company's stockholders. The full text of the opinion of Morgan Stanley, dated February 10, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Morgan Stanley, is attached hereto as Exhibit 8 and is incorporated herein by reference. Stockholders are urged to read the opinion of Morgan Stanley carefully in its entirety for assumptions made, matters considered and the limits of the review undertaken by Morgan Stanley.

         3. The historical market prices and the recent limited trading activity of the Shares, including the fact that the Offer Price represents a premium of approximately 42.5% over the reported closing price of the Shares on the National Association of Securities Dealers Automatic Quotation system on the last full trading day preceding the public announcement of the commencement of the Auction Process.

         4. The arms-length negotiations between the Company and Parent leading to the belief of the Company Board that $39.00 per Share represented the highest price per Share that could be negotiated with Parent.

         5. The results of the inquiries made by the Company's management and financial advisor in the Auction Process regarding a possible sale of the Company and the public nature of the Auction Process itself.

         6. That the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

         7. That, in the Merger Agreement, Parent and Newco have agreed to honor all employee benefits and arrangements with respect to employees and former employees of the Company until December 31, 2000 and that, thereafter, the Company's employees will be provided with employee benefits that are no less favorable in the aggregate than those provided to Parent's employees.

         8. That, in the Merger Agreement, Parent and Newco have agreed to maintain a substantial operating presence in the City of Baltimore, including maintaining a substantial work force and operations in Baltimore for five years following the Effective Time.

         9. Other provisions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and the Purchaser to terminate the Offer or the Merger Agreement.

        10. The business reputation and capabilities of Parent and its management, and Parent's financial strength, including its ability to fund the Offer.

        11. The belief that the combined company would be better able to respond to the needs of customers and markets, the increased competitiveness of the medical publishing industry, and the opportunities that changes in the medical publishing industry, including electronic publishing, might bring to the combined entity.

    The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to the terms of a letter agreement dated September 30, 1997 (the "Engagement Letter"), the Company retained Morgan Stanley to assist the Company as its financial advisor in considering the desirability and feasibility of effecting various strategies for maximizing the Company's value to its stockholders, including, among other things, a merger or sale of the Company. The Company has agreed to pay Morgan Stanley a "transaction fee" of 1.0% of the aggregate value of a transaction that results in 55% or more of the Company's common stock changing hands, less $400,000, as well as reimbursement for expenses incurred. Pursuant to the Engagement Letter, the Company has agreed to indemnify Morgan Stanley and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including liabilities under federal securities laws, to which it might be subjected arising out of its engagement as financial advisor.

    Pursuant to the Callard Letter Agreement, the Company retained Mr. Callard, a director of the Company, to advise and assist in the possible sale of the Company. The Company has agreed to pay Mr. Callard a contingent fee of $400,000 if (a) control of more than 55% of the Company's common stock is sold or transferred or (b) the Company sells a substantial amount of its assets. The Company has also agreed to indemnify Mr. Callard for certain costs, expenses and liabilities related to his services in connection with the Callard Letter Agreement.

    Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth on Schedule I hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Company intends to file with the Commission and furnish to stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated hereunder in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.  Agreement and Plan of Merger dated as February 10, 1998, by and among the
            Company, Parent and Newco.

Exhibit 2.  Pages 9 through 14 of the Company's Proxy Statement dated March 25, 1997, relating to its annual meeting of stockholders.

Exhibit 3.  Confidentiality Agreement dated December 5, 1997 between the Company and Parent.

Exhibit 4.  Stock Option and Tender Agreement, dated as of February 10, 1998, by and among
            Parent and the Stockholders identified therein.

Exhibit 5.  Letter Agreement between Wolters Kluwer and the Company dated February 11, 1998.

Exhibit 6.  Letter to Stockholders of the Company, dated February 18, 1998.*

Exhibit 7.  Joint Press Release, issued by the Company and Parent on February 11, 1998.

Exhibit 8.  Opinion of Morgan Stanley dated February 10, 1998.*

------------------------

*  Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1998

                                WAVERLY INC.

                                By:  /s/ EDWARD B. HUTTON, JR.
                                     -----------------------------------------
                                     Name: Edward B. Hutton, Jr.
                                     Title: President and Chief Executive
                                     Officer

                                                                      SCHEDULE I

                 CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK
                OF THE COMPANY EFFECTED DURING THE PAST 60 DAYS

    On January 30, 1998, the directors and officers of the Company listed below exercised stock options granted under the Company's Incentive Plan. Pursuant to the Incentive Plan, the options were scheduled to expire on February 1, 1998 unless exercised before such date.

                                                                                             NUMBER OF
                                                                                          SHARES SUBJECT    EXERCISE
NAME                                                                    POSITION            TO OPTIONS        PRICE
---------------------------------------------------------------  -----------------------  ---------------  -----------

William M. Passano, Jr.........................................  Chairman                       26,000      $   7.875

E. Magruder Passano, Jr........................................  Vice Chairman                   4,500      $   7.875

E. Philip Hanlon...............................................  Chief Financial                 1,126      $   7.875
                                                                 Officer

Alma J. Wills..................................................  President, Williams             5,100      $   7.875
                                                                 & Wilkins Periodical
                                                                 Publishing